EXHIBIT 99.1

27 JUNE 2012

Barclays PLC

Barclays Bank PLC

Barclays Bank PLC Settlement with Authorities

Barclays has announced today that it has reached settlements in relation to investigations with the Financial Services Authority (“FSA”), the US Commodity Futures Trading Commission (“CFTC”) and the United States Department of Justice Fraud Section (“DOJ”) (together the “Authorities”) into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates.

This resolution is part of an industry-wide investigation into the setting of interbank offered rates across a range of currencies. In connection with these resolutions, Barclays has agreed to pay total penalties of £290 million (sterling equivalent) by entry into a Settlement Agreement with the FSA, a Non-Prosecution Agreement with the DOJ and the entry of a Settlement Order Agreement with the CFTC. In addition, Barclays has been granted conditional leniency from the Antitrust Division of the Department of Justice in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

Barclays has received credit from the Authorities for its extensive co-operation, as well the actions it has taken to enhance its systems and controls in response to the identification of the past issues giving rise to these resolutions.

Barclays Chief Executive, Bob Diamond, said: “The events which gave rise to today’s resolutions relate to past actions which fell well short of the standards to which Barclays aspires in the conduct of its business. When we identified those issues, we took prompt action to fix them and co-operated extensively and proactively with the Authorities. Nothing is more important to me than having a strong culture at Barclays; I am sorry that some people acted in a manner not consistent with our culture and values. To reflect our collective responsibility as leaders, Chris Lucas, Jerry del Missier, Rich Ricci and I have voluntarily agreed with the Board to forgo any consideration for an annual bonus this year.”

Barclays Chairman, Marcus Agius, said: “The Board takes the issues underlying today’s announcement extremely seriously and views them with the utmost regret. Since these issues were identified, the Authorities acknowledge that Barclays management has co-operated fully with their investigations and taken, and continues to take, prompt and decisive action to correct them. In addition, the Board welcomes the example set by Bob Diamond, Chris Lucas, Jerry del Missier and Rich Ricci in recognising their collective responsibility as leaders of Barclays.”

-Ends-

For further information, please contact:

Barclays PLC
Investor Relations	Media Relations

Charlie Rozes	Giles Croot

+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.